Exhibit 19.1

INSIDER TRADING POLICY

I.	INTRODUCTION

While performing their duties, the persons identified below as “Covered Persons” may learn material nonpublic information about Hall of Fame Resort & Entertainment Company (the

“Company”) or another company. This information may be valuable to those who trade in Company shares or the shares of other companies. It is the law, as well as in the interest of the Company, that this information not be disclosed to anyone outside the Company and that no one profit as a result.

This insider trading policy (this “Policy”) applies to all directors, officers and employees of the Company and its subsidiaries (the “Covered Persons”) and any other individuals the Compliance Officer (defined in Section II below) may designate as Covered Persons because they have access to material nonpublic information concerning the Company.

This Policy is designed to limit the release of material nonpublic information and gives guidance to the Covered Persons regarding their individual obligations with respect to insider trading.

The Company is committed to protecting its confidential information. The ethical and business principles that are the foundation of this Policy may be broader than the stringent requirements of federal securities laws. However, the confidence and trust placed in the Covered Persons by the Company and its stockholders are of great value and should be preserved and protected. The reputation of the Company and each of its affiliates for integrity and professionalism are important company and personal assets.

This Policy is not designed or intended to discourage the Covered Persons from investing in the Company’s securities; indeed, the Company encourages investment in its shares by its directors, officers and employees, and the directors, officers and employees of its subsidiaries and affiliates. This Policy creates a program and certain procedures to protect the Company and the Covered Persons from inadvertent violations of the policy and the laws against insider trading.

II.	SCOPE

This Policy is drafted broadly and will be applied and interpreted in a similar manner. This Policy applies to all Covered Persons and the immediate families, personal households and affiliates of such Covered Persons.

The Company’s Assistant General Counsel shall serve as Compliance Officer for purposes of this Policy, and may designate one or more Company employees to act in his or her absence or unavailability.

III.	LEGAL CONSIDERATIONS RELATING TO MATERIAL NONPUBLIC INFORMATION

Insider trading is a serious legal concern for both the Covered Persons and the Company. The law provides for significant civil and criminal penalties for insider trading violations.

Some of those penalties are imposed upon individuals who use material nonpublic information for their own gain. Civil and criminal liability could also extend to a Covered Person who “tips” another person about material nonpublic information where that person, in turn, buys or sells shares.

There is a wide range of potential sanctions for a person found to have engaged in insider trading. Besides requiring disgorgement of profits gained or losses avoided, the Securities and Exchange Commission (the “SEC”) may seek to impose a penalty on the person who committed the violation that shall not exceed three times the profit gained or loss avoided. In addition, the federal government may seek a criminal fine of up to $5,000,000 and/or 20 years imprisonment (25 years if the conduct proven is fraudulent).

Federal securities law also creates a strong incentive for the Company to deter insider trading by its affiliates. Companies now may be held liable if they know of and recklessly disregard the conduct of their employees or affiliates and such disregard leads to an insider trading violation. A controlling person may face civil damages of up to the greater of $2,559,636 (subject to adjustment for inflation) or three times the profit gained or loss avoided as a result of a violation. The Department of Justice has the authority to bring criminal prosecution which may include fines for individuals of up to $5,000,000 for reach “willful” violation and up to 20 years in prison with corporations facing penalties of up to $25,000,000. In addition, private litigants may also be able to make significant claims against the Company.

The penalties for companies and their affiliates are different. There may be situations in which the concerns of the Company and an affiliate accused of insider trading diverge. This contrasts with most litigation, in which a company typically reinforces and supports the actions of its directors, officers and affiliates. Consequently, a person affiliated with the Company who trades on material nonpublic information should not expect the Company to protect his or her interests.

IV.	GUIDELINES

Covered Persons and the immediate families, personal households and affiliates of such Covered Persons to whom this Policy applies should consider these general rules when presented with a situation that raises concerns regarding insider trading:

A.	Presume information is “material”

Information should be considered material if there is a substantial likelihood that a reasonable stockholder would consider it important when making an investment decision, or if the information could be viewed as altering the total mix of available information. Positive and negative information may be material.

Examples of material information include, but are not limited to:

●	Earnings or revenue projections or results;

●	Change in control or management;

●	Distributions, dividends, or changes in distribution policies;

●	Entry into an important agreement;

●	An acquisition or merger proposal;

●	A substantial adverse development regarding data privacy or cybersecurity;

●	New business ventures, partnerships or agreements, or a change in existing ventures, partnerships or agreements;

●	A default or anticipated default under debt instruments or important contracts;

●	Significant regulatory developments;

●	New business information relating to changes in management, impending bankruptcy or financial problems; or

●	The gain or loss of a substantial customer.

B.	Presume information is “nonpublic”

“Nonpublic information” refers to information that has not been distributed broadly to the investing public.

C.	Trading by Directors, Officers and Other Employees and Affiliates

At the end of every quarter, the Company will announce financial information about its performance. That information may be better or worse than people who trade in the Company’s shares expect. Due to the potential impact of the release of financial information at the end of each quarter on the price of the Company’s shares, it is important to avoid any appearance of impropriety that might result if affiliates of the Company trade the Company’s shares near the end of a quarter. Therefore, the Company has instituted what it refers to as the “Black-Out Period” for directors, executive officers and certain designated employees who may have access to this information in the course of their duties. The Company will notify you if you are subject to Black-Out Periods. If you have any questions about whether you are subject to Black-Out Periods, please contact the Company’s Compliance Officer. Even if the Company is not in a Black-Out Period, no Covered Person may buy or sell the Company’s securities or Derivative Securities if in possession of material nonpublic information about the Company. Please see the discussion of Black-Out Periods and Trading Windows to determine if you are subject to these trading restrictions.

D.	Compliance and Sanctions

The Covered Persons are personally responsible for ensuring that they and members of their immediate families and personal households comply with the provisions and intent of this Policy. Violations of this Policy will be viewed seriously. Such violations provide grounds for disciplinary action, including dismissal.

Compliance with this Policy also applies to your transactions in the Company’s securities even after your employment or position with the Company has ceased. If you are in possession of material nonpublic information when your employment or position terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

V.	HEDGING

The Company’s employees, officers and directors may not engage in any hedging or monetization transactions with respect to the Company’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company’s securities. Further, the Company’s employees, officers and directors may not engage in the following in short-term or speculative transactions in the Company’s securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct by the Company’s employees, officers or directors:

●	Short-Term Trading. Short-term trading of the Company’s securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance, instead of the Company’s long-term business objectives. For these reasons, any employee, officer or director of the Company who purchases the Company’s securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

●	Short Sales. Short sales of the Company’s securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of the Company’s securities by employees, officers or directors are prohibited. Short sales arising in certain types of hedging transactions are governed by this Policy’s prohibition on hedging transactions, as described above.

●	Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may cause an employee, officer or director to focus on short-term performance at the expense of the Company’s long-term objectives. Accordingly, this Policy prohibits transactions by employees, officers or directors in put options, call options or other derivative securities related to the Company’s securities, on an exchange or in any other organized market. Transactions in options arising in certain types of hedging transactions are governed by this Policy’s prohibition on hedging transactions, as described above.

VI.	TRADING ON MARGIN OR PLEDGING

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company’s securities, employees, officers and directors are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan. Pledges of Company Securities arising from certain types of hedging transactions are governed by this Policy’s prohibition on hedging transactions, as described above.

An exception to this prohibition may be granted where a person covered by this Policy wishes to pledge the Company’s securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person seeking an exception from this policy must submit a request for preapproval to the designated Compliance Officer at least two weeks prior to the contemplated transaction and the person should be advised that any sale of stock by the pledgee will be deemed a sale by the pledgor for purposes of the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the prohibition on insider trading in Rule 10b-5 under the Exchange Act.

VII.	BLACKOUT PERIODS AND TRADING WINDOWS

A.	Purpose of Black-Out Periods and Trading Windows

As part of its Insider Trading Policy, the Company has established Black-Out Periods and Trading Windows for trading in the Company’s shares for certain individuals.

B.	Persons Subject to Black-Out Periods and Trading Windows

All directors, executive officers and certain designated employees of the Company or its subsidiaries and affiliates are subject to Black-Out Periods and Trading Windows. The Company will notify you if you are subject to Black-Out Periods and Trading Windows. If you have any questions about whether you are subject to Black-Out Periods and Trading Windows, please contact the Company’s Compliance Officer.

C.	Black-Out Periods

The standard Black-Out Period will commence on the 15th day of the last month of each quarter (March 15, June 15, September 15 and December 15) and will end at the close of business one business day after the public announcement of the Company’s earnings for the quarter. During the Black-Out Period, all directors, executive officers and designated employees are expected to refrain from buying or selling the Company’s securities.

The foregoing prohibition does not include:

●	The cash exercise of stock options granted under the Company’s stock plans or as an inducement award. (Note, however, that a same day “cashless exercise” of stock options through a broker is considered a sale of securities for this purpose and is prohibited);

●	The vesting of restricted stock or restricted stock units under the Company’s stock plans or granted as an inducement award (but not the sale of any such shares);

●	Bona fide gifts of securities or certain other transfers of securities that are not considered a sale, such as a transfer to a family member or into a family trust;

●	Transactions in mutual funds that are invested in the Company’s securities;

●	Purchases of securities under a dividend reinvestment and stock purchase plan, if such plan is adopted by the Company, resulting from your reinvestment of dividends paid on the Company’s securities. The foregoing prohibition does include voluntary purchases of the Company’s securities resulting from additional contributions you choose to make to such a plan, and to your election to participate in such a plan or increase your level of participation in such a plan. The foregoing prohibition also includes your sale of any of the Company’s securities purchased pursuant to such a plan; and

●	Sales under an established Rule 10b5-1 plan that is adopted in accordance with, and the terms of which comply with, the requirements set forth below.

D.	Trading Windows

When a Black-Out Period is not in effect, a “Trading Window” is open, and Covered Persons may buy or sell the Company’s securities and Derivative Securities. However, a Covered Person may not buy or sell the Company’s securities or Derivative Securities, even if a Trading Window is open, if the Covered Person is in possession of material nonpublic information about the Company.

In general, the Trading Window is open on the second business day after release of the Company’s earnings and remains open through the 14th day of the last month of each quarter (March 14, June 14, September 14 and December 14).

E.	Additional Black-Out Periods; Early Closing of Trading Windows

Additional Black-Out Periods may be imposed during the course of an otherwise open Trading Window, and existing Black-Out Periods may be extended. Usually this will occur when the Company is imminently considering some significant decision, for example, a distribution to stockholders, a public offering of securities, an acquisition, or a major commercial transaction. At those times, you will receive a separate communication from the Compliance Officer advising of the commencement of a special Black-Out Period or an extension of a regular Black-Out Period.

We will attempt to give you as much advance notice as possible of additional Black-Out Periods, but given the nature of the transaction involved, you may receive very short notice.

F.	Special Circumstances During Black-Out Periods

The Compliance Officer, may, but will not be obligated to, approve trades of the Company’s securities during a Black-Out Period, provided that (1) the individual proposing to engage in such a trade provides a valid reason to justify the trade, such as hardship or a desire to purchase shares to demonstrate support for the Company; and (2) the individual proposing to trade has certified prior to the proposed trade date that such individual is not in possession of material nonpublic information concerning the Company.

G.	Pre-Clearance of Trades by Directors and Executive Officers

To further ensure compliance with securities laws and to be certain insider sales do not create any adverse impression in the market, executive officers or directors must inform the Compliance Officer of all of their trades in advance (including any hedging transactions in connection with the Company’s common stock), either in writing or by email, and the transaction must have been pre-cleared by the Compliance Officer. The attached Form of Notice may be used for that purpose. The Compliance Officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. Furthermore, upon consummation of a trade, notice must be given promptly (no later than the close of the same business day) to the Compliance Officer of the occurrence and details of the trade. Using the same attached Form of Notice, the Compliance Officer must inform the Chief Financial Officer of all of his or her trades in advance (including any hedging transactions in connection with the Company’s common stock), in writing or by email, and the transaction must have been pre-cleared by the Chief Financial Officer. Upon consummation of a trade, the Compliance Officer must promptly (no later than the close of the same business day) give notice to the Chief Financial Officer of the occurrence and details of the trade.

Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Any person subject to the Company’s pre-clearance requirements who wishes to implement a trading plan under Rule 10b5-1 must first pre-clear the plan and any modification to the plan with the Compliance Officer. As required by Rule 10b5-1, you may enter into or modify a trading plan only when you are not in possession of material nonpublic information. In addition, you may not enter into a trading plan during a Black-Out Period. If you establish a trading plan, you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions with respect to the purchase or sale of Company securities and he or she must not possess any material nonpublic information at the time of the trades. A trading plan submitted for pre-clearance will not be approved by the Compliance Officer unless it includes a requirement that the first trade under such trading plan cannot occur until the later of (i) at least 90 days after the adoption or modification of the trading plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-K or Form 10-Q for the fiscal quarter in which the directors’ or executive officers’ 10b5-1 plan was adopted or modified. Trading plans can be established for a single trade or a series of trades. Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

Even if you are not a person subject to pre-clearance requirements, you are reminded that if you possess material nonpublic information, you are still under the restrictions described elsewhere in this Policy.

H.	Section 16 Compliance

Certain officers and directors of the Company have additional compliance requirements pursuant to Section 16 of the Securities Exchange Act of 1934, including the filing of Forms 3, 4 and 5 to report holdings and trades of the Company’s securities. Generally, if one of these officers or directors buys or sells shares of the Company’s common stock, is granted or exercises options to purchase shares of the Company’s common stock or is granted restricted stock, the officer or director must report the transaction to the SEC on a Form 4 within two business days. The Company and its legal counsel would be pleased to assist officers and directors in preparing and filing Section 16 reports at the officers’ or directors’ request. Officers and directors should recognize, however, that they remain ultimately responsible for the correct and timely filing of their Section 16 reports, and their compliance with the other requirements and restrictions of Section 16.

To comply with Section 16 reporting deadlines, the SEC requires public companies (including the Company) to report in their annual proxy statements the names of their officers and directors who failed to timely file Section 16 reports. In addition, the SEC has brought enforcement actions against corporate insiders in connection with the insiders’ failure to file Section 16 reports. Any person who willfully fails to file a report which he or she knew was required under Section 16 or who willfully misrepresents information reported under Section 16 may be subject to criminal penalties (including imprisonment and fines), in addition to SEC enforcement orders and possible civil liability.

To help ensure compliance with the requirements of Section 16, if any covered officer or director is aware of any trades in the securities of the Company which he or she has made but which have not been reported to the Company and/or to the SEC on a Form 4 or, at the end of the year, a Form 5, please contact the Compliance Officer so that the information may be reported to the SEC.

VIII.	SUMMARY

The Company has set forth a broad policy designed to limit the possibility of insider trading. However, insider trading is a complex area of the law and there are many circumstances in which an individual may be legitimately unsure about the application of this Policy. In these situations, a simple question may forestall disciplinary action or complex legal problems. Covered Persons should not hesitate to direct any questions to the Company’s Compliance Officer. Furthermore, Covered Persons should keep in mind that, in the event that their securities transactions become the subject of scrutiny, such transactions will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, Covered Persons should carefully consider how the SEC and others might view the transaction in hindsight.

Adopted by the Board of Directors as of January 14, 2025

HALL OF FAME RESORT ENTERTAINMENT COMPANY INSIDER TRADING POLICY

FORM OF NOTICE

This shall serve as notice to Hall of Fame Resort Entertainment Company (the “Company”), that I, ______________________, intend to ________ purchase /_________ sell (CHECK THE APPROPRIATE SPACE(S)) the number of shares of the Company’s securities indicated at the bottom of this form in accordance with the Company’s Insider Trading Policy. I will not purchase and/or sell such securities until I am notified by the Company in writing or by email that I may buy and/or sell the securities indicated.

Dated: __________________

(Signature)

(Print Name)

FILL IN THE APPROPRIATE SPACES BELOW:

NUMBER OF SHARES TO BE SOLD:

NUMBER OF SHARES TO BE PURCHASED:

DESCRIPTION OF HEDGING TRANSACTION:

PRE-CLEARED AS OF _________________, 20____:

THE COMPANY

By:
Name:
Title: